October 15, 2019

Randy Dehmer
Chief Financial Officer
Canterbury Park Holding Corp
1100 Canterbury Road
Shakopee, MN 55379

       Re: Canterbury Park Holding Corp
           Registration Statement on Form S-3
           Filed October 10, 2019
           File No. 333-234156

Dear Randy Dehmer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services